Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222630

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 2 DATED APRIL 15, 2021

TO THE PROSPECTUS DATED SEPTEMBER 4, 2020

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 4, 2020 as supplemented by Supplement No. 1 dated April 6, 2021 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price for each class of our common stock as of May 1, 2021;
●	the calculation of our March 31, 2021 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	update on our assets and performance; and
●	updated experts information.

●             MAY 1, 2021 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of May 1, 2021 (and redemptions as of April 30, 2021) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.5883
Class S	7.5883
Class D	7.5883
Class I	7.5883
Class E	7.5883

The transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2021. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●             MARCH 31, 2021 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including our Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised each calendar month by the Independent Valuation Advisor, with such appraisals reviewed by our external advisor. Additionally, each real property is appraised by a third-party appraiser at least once per calendar year, as described in our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) which may be held directly or indirectly by the Advisor, the Sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of March 31, 2021 and February 28, 2021:

	As of
(in thousands)	March 31, 2021	February 28, 2021
Investments in office properties	$746,600	$756,400
Investments in retail properties	905,300	909,100
Investments in multi-family properties	391,250	390,300
Investments in industrial properties	546,950	526,000
Total investment in real estate properties	2,590,100	2,581,800
Debt-related investments	47,645	47,622
DST Program Loans	50,012	48,775
Total investments	2,687,757	2,678,197
Cash and cash equivalents	17,100	12,950
Restricted cash	10,502	10,292
Other assets	28,890	27,558
Line of credit, term loans and mortgage notes	(915,758)	(933,037)
Financing obligations associated with our DST Program	(531,900)	(544,212)
Other liabilities	(43,624)	(40,220)
Accrued performance-based fee	(1,749)	(1,101)
Accrued advisory fees	(1,634)	(1,608)
Aggregate Fund NAV	$1,249,584	$1,208,819
Total Fund Interests outstanding	164,671	159,690

The following table sets forth the NAV per Fund Interest as of March 31, 2021 and February 28, 2021:

		Class T	Class S	Class D	Class I	Class E
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	Shares	Shares	OP Units
As of March 31, 2021
Monthly NAV	$1,249,584	$78,687	$200,655	$37,176	$350,349	$450,838	$131,879
Fund Interests outstanding	164,671	10,369	26,443	4,899	46,169	59,412	17,379
NAV Per Fund Interest	$7.5883	$7.5883	$7.5883	$7.5883	$7.5883	$7.5883	$7.5883
As of February 28, 2021
Monthly NAV	$1,208,819	$77,141	$192,560	$36,410	$342,196	$453,798	$106,714
Fund Interests outstanding	159,690	10,191	25,438	4,810	45,205	59,949	14,097
NAV Per Fund Interest	$7.5698	$7.5698	$7.5698	$7.5698	$7.5698	$7.5698	$7.5698

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of March 31, 2021, we estimated approximately $19.5 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

The valuations of our real property as of March 31, 2021 were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Multi‑family	Industrial	Weighted-Average Basis
Exit capitalization rate	6.31%	6.22%	5.26%	5.39%	5.92%
Discount rate / internal rate of return	7.12%	6.77%	6.07%	6.07%	6.61%
Average holding period (years)	10.0	10.0	10.0	10.0	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Multi‑family	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	3.02%	2.54%	3.20%	3.29%	2.93%
	0.25% increase	(2.78)%	(2.34)%	(2.91)%	(3.00)%	(2.69)%
Discount rate (weighted-average)	0.25% decrease	2.12%	1.92%	2.00%	2.01%	2.01%
	0.25% increase	(2.07)%	(1.87)%	(1.95)%	(1.96)%	(1.96)%

●             STATUS OF THIS OFFERING

As of April 1, 2021, we had raised gross proceeds of approximately $411.6 million from the sale of approximately 54.7 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $32.7 million. As of April 1, 2021, approximately $2.59 billion in shares remained available for sale pursuant to this offering, including approximately $467.3 million in shares available for sale through our distribution reinvestment plan.

●             UPDATE ON OUR ASSETS AND PERFORMANCE

As of March 31, 2021, we had $2.7 billion in assets under management (calculated as fair value of total investment in real estate properties and debt-related investments, plus cash and cash equivalents). Our investments include 56 real estate properties totaling approximately 11.4 million square feet located in 25 markets throughout the U.S., which were 91.4% leased as of March 31, 2021.

During the month ended March 31, 2021, we acquired one industrial property for a total contractual purchase price of $48.3 million, exclusive of transfer taxes, due diligence expenses, acquisition costs and other closing costs. We also sold one industrial property and one retail property for total gross proceeds of approximately $51.5 million. Our aggregate accounting basis (net of accumulated depreciation and amortization) for these real properties as of the closing dates was $22.3 million.

As of March 31, 2021 our leverage ratio was 34.1% (calculated as outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures).

The following table sets forth the total shareholder returns for the periods ended March 31, 2021:

	Trailing One-Month (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)
Class T Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(2.82)%	1.50%	5.70%
Class T Share Total Return (without upfront selling commissions and dealer manager fees) (3)	0.59	5.06	5.86
Class S Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(2.82)	1.50	5.70
Class S Share Total Return (without upfront selling commissions and dealer manager fees) (3)	0.59	5.06	5.86
Class D Share Total Return (3)	0.64	5.68	6.26
Class I Share Total Return (3)	0.66	5.95	6.67
Class E Share Total Return (3)	0.66	5.95	6.73

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and is a compound rate of return that assumes reinvestment of all distributions for the respective time period, and excludes upfront selling commissions and dealer manager fees paid by investors, except for returns noted “with upfront selling commissions and dealer manager fees” (“Total Return”). Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data quoted.
(2)	NAV inception was September 30, 2012, which is when we first sold shares of our common stock after converting to an NAV-based REIT on July 12, 2012. Investors in our fixed price offerings prior to NAV inception on September 30, 2012 are likely to have a lower return.
(3)	The Total Returns presented are based on actual NAVs at which shareholders transacted, calculated pursuant to our valuation procedures. From NAV inception to November 30, 2019, these NAVs reflected mark-to-market adjustments on our borrowing-related interest rate hedge positions; and from September 1, 2017 to November 30, 2019, these NAVs also reflected mark-to-market adjustments on our borrowing-related debt instruments. Prior to September 1, 2017, our valuation policies dictated marking borrowing-related debt instruments to par except in certain circumstances; therefore, we did not formally track mark-to-market adjustments on our borrowing-related debt instruments during such time.

The following table sets forth a summary of our March rent collections as of April 9, 2021:

March 2021
Rent Collections
Office	98.9%
Retail	95.9%
Industrial	97.2%
Multifamily	97.3%

Total	97.3%

●             EXPERTS

The statements included in this Supplement under “March 31, 2021 NAV Per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in real estate valuations.